                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13e-4)
                                (AMENDMENT NO. 2)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  VIRAGE, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   92763Q-10-6
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                ALFRED J. CASTINO
                             VICE PRESIDENT, FINANCE
                           AND CHIEF FINANCIAL OFFICER
                                  VIRAGE, INC.
                            177 BOVET ROAD, SUITE 520
                           SAN MATEO, CALIFORNIA 94402
                                 (650) 573-3210

  (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   COPIES TO:
                             MARK A. BERTELSEN, ESQ.
                              JOSE F. MACIAS, ESQ.
                            MELISSA V. HOLLATZ, ESQ.
                               VALERIE T. HO, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                               PALO ALTO, CA 94304
                                 (650) 493-9300

                           CALCULATION OF FILING FEE
 TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE**
      $4,210,000                                                $842

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,760,250 shares of common stock of Virage, Inc. having an aggregate value of $4,210,000 as of January 1, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**       Previously paid.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                Amount Previously Paid:  $842
                Form or Registration No.: Schedule TO
                Filing party: Virage, Inc.
                Date filed: January 7, 2002

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
[ ]      third-party tender offer subject to Rule 14d-1.
[X]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             INTRODUCTORY STATEMENT

         This Amendment No. 2 amends the Tender Offer Statement on Schedule TO filed by Virage, Inc. (the "Company") with the Securities and Exchange Commission (the "SEC") on January 7, 2002, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by the Company with the SEC on January 24, 2002, (the "Schedule TO"), relating to an offer by the Company to exchange certain outstanding options to purchase shares of the Company's common stock held by eligible employees and eligible executive officers of the Company for new options to purchase shares of the Company's common stock, as set forth in the Schedule TO and this Amendment No. 2. This exchange offer will occur upon the terms and subject to the conditions described in (1) the Offer to Exchange filed as Exhibit (a)(1)(A) to the Schedule TO, (2) the Memorandum from Alfred J. Castino, dated January 7, 2002 and filed as Exhibit (a)(1)(B) to the Schedule TO, (3) the Election Form filed as Exhibit (a)(1)(C) to the Schedule TO, (4) the Notice to Withdraw from the Offer filed as Exhibit (a)(1)(D) to the Schedule TO and (5) the form of Promise to Grant Stock Option(s) filed as Exhibit (a)(1)(E) to the Schedule TO.

         This Amendment No. 2 amends the Schedule TO as follows:

(1) The last bullet point in Section 7 of the Offer to Exchange is amended and restated as follows:

         - any material and adverse change or changes shall have occurred in Virage's business, condition, assets, income, operations, prospects or stock ownership that, in our reasonable judgment, will materially impair the contemplated benefits of the offer to Virage.

ITEM 12. EXHIBITS.

         (a)  (1)(A)* Offer to Exchange, dated January 7, 2002.

                 (B)* Memorandum from Alfred J. Castino, dated January 7, 2002.

                 (C)* Election Form.

                 (D)* Notice to Withdraw from the Offer.

                 (E)* Form of Promise to Grant Stock Option(s).

                 (F)** Virage, Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2001, filed with the Securities and Exchange Commission on June 20, 2001 and incorporated herein by reference.

                 (G)*** Virage, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 9, 2001 and incorporated herein by reference.

         (b)  Not applicable.

         (d) (1)* Virage, Inc. 1997 Stock Option Plan, as amended, and form of agreement thereunder.

              (2)* Virage, Inc. 1997 Stock Option Plan Prospectus.

         (g)  Not applicable.

         (h)  Not applicable.

*        Previously filed as an exhibit to the Schedule TO filed by Virage, Inc.
         on January 7, 2002, as amended by Amendment No. 1 to the Schedule TO filed on January 24, 2002.

**       Previously filed with the Securities and Exchange Commission on June
         20, 2001.

*** Previously filed with the Securities and Exchange Commission on November 9, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                       VIRAGE, INC.

                                       By:    /s/ ALFRED J. CASTINO
                                              ----------------------------------
                                       Name:     Alfred J. Castino
                                       Title:    Vice President, Finance and
                                                 Chief Financial Officer


Date: January 29, 2002

                                INDEX TO EXHIBITS

                                  EXHIBIT INDEX



 EXHIBIT
  NUMBER                             DESCRIPTION
(a) (1)(A)*         Offer to Exchange, dated January 7, 2002.

(a) (1)(B)*         Memorandum from Alfred J. Castino, dated January 7, 2002.

(a) (1)(C)*         Election Form.

(a) (1)(D)*         Notice to Withdraw from the Offer.

(a) (1)(E)*         Form of Promise to Grant Stock Option(s).

(a) (1)(F)**        Virage, Inc. Annual Report on Form 10K for its fiscal year ended March 31, 2001, filed with the Securities and Exchange
                    Commission on June 20, 2001 and incorporated herein by
                    reference.

(a) (1)(G)***       Virage, Inc. Quarterly Report on Form 10Q for the quarter
                    ended September 30, 2001, filed with the Securities and
                    Exchange Commission on November 9, 2001 and incorporated
                    herein by reference.

(d) (1)* Virage, Inc. 1997 Stock Option Plan, as amended, and form of agreement thereunder.

(d) (2)*            Virage, Inc. 1997 Stock Option Plan Prospectus.

*        Previously filed as an exhibit to the Schedule TO filed by Virage, Inc.
         on January 7, 2002, as amended by Amendment No. 1 to the Schedule TO filed on January 24, 2002.

**       Previously filed with the Securities and Exchange Commission on June
         20, 2001.

*** Previously filed with the Securities and Exchange Commission on November 9, 2001.